UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 15, 2014, Ambow Education Holdings Ltd. (the “Company”) announced that a hearing was held on May 13, 2014, before the Grand Court of the Cayman Islands (the “Cayman Court”), which approved the withdrawal of the petition for liquidation of the Company and discharge of the liquidation proceeding and the Joint Provisional Liquidators (the “JPLs”).

Upon the satisfaction of conditions and deliverables under the restructuring agreement (the “Restructuring Agreement”) and associated agreements to implement the core parts of the restructuring plan sanctioned by the Cayman Court pursuant to its order dated May 7, 2014 (the “Restructuring Plan”), the Court approved the return of management to the Company’s Board of Directors (as reconstituted pursuant to the Restructuring Plan).  Upon the discharge, the Company will proceed with the completion of the Restructuring Plan transactions.

The Company’s new Board of Directors of seven directors was constituted on May13, 2014, which resulted from the resignation of two directors and the appointment of three new directors (two of whom are independent directors).  The new Board consists of four existing directors: Dr. Jin Huang, Mr. Justin Chen, Mr. Ping Wu, and Mr. Winston Sim; and three new directors: Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma.

The outstanding US$17 million loan originally borrowed from the International Finance Corporation (the “IFC”) that was indirectly assigned to China Education Investment Holdings Limited (“CEIHL”) has been amended and extended under the Second Amended and Restated Loan Agreement as previously announced.  In addition, CEIHL, Baring Private Equity Asia V Holding (4) Limited (“Baring”) and SummitView Investment Fund I, L.P. (“SummitView”) funded a total of approximately US$31 million in new loans under lending commitments under the Second Amended and Restated Loan Agreement and related financing documents. In connection with the entry into the Second Amended and Restated Loan Agreement, the parties agreed to terminate the registration rights agreement dated June 12, 2012 between Ambow Education Ltd and IFC.

CEIHL assigned US$5 million of its commitments under the Second Amended and Restated Loan Agreement to Baring and Baring funded a loan in that amount to the Company. CEIHL assigned an additional US$5 million of its commitments under the Second Amended and Restated Loan Agreement to SummitView, and SummitView funded a loan in that amount to the Company.

In connection with the Restructuring Plan, CEIHL and the Company entered into a Working Capital Facility Agreement, which makes available to the Company working capital of up toUS$5 million.

As also previously announced, in connection with the restructuring, the shareholding of SummitView pursuant to the Share Purchase Agreement dated April 28, 2013, between SummitView and the Company (as amended, on May 31, 2013, the “SummitView SPA”) will be adjusted in light of the capital contributed to the Company pursuant to the SummitView SPA.

Work by the Company and relevant professionals continues on preparation of the Company’s annual reports on Form 20-F for the years 2012 and 2013. The Company’s auditors are in the process of completing their audit of the Company’s 2012 and 2013 financial statements, however, the Company will not be able to file the reports by May 15, 2014. The Company is in discussions with the New York Stock Exchange and intends to provide updates on an ongoing basis.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,”“estimates,” and similar statements. Further information regarding these

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and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.
By:	/s/Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: May 15, 2014

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